R. Cabell Morris, Esq.

Email: rmorris@winston.com

Tel: (312) 558-5609

Fax: (312) 558-5700

August 2, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

F Street, NE, DC 20549

Attention:	Michael Clampitt

Eric Envall

Yolanda Trotter

Hugh West

Re:	Medley LLC

Amendment No. 1 to Registration Statement on Form S-1

Filed July 28, 2016

File No. 333-212514

Ladies and Gentlemen:

On behalf of our client, Medley LLC (the “Company”), we submit our response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated August 1, 2016 (the “Letter”), with respect to the Company’s Registration Statement on Form S-1 (File No. 333-212514) filed on July 28, 2016 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

Prospectus Cover Page

1.	Please include the undertakings Item 512(i) of Regulation S-K if you intend to utilize Rule 430A at the time of effectiveness.

In response to the Staff’s comment, we have revised the Undertakings section in Amendment No. 2 to the Registration Statement filed today to add the language required pursuant to Item 512(i) of Regulation S-K.

Should the Staff have questions or comments regarding the foregoing, please do not hesitate to contact me at 312-558-5609.

Sincerely,

/s/ R. Cabell Morris

Cc:

John D. Fredericks, General Counsel, Medley LLC

Stuart Gelfond, Esq., Fried, Frank, Harris, Shriver & Jacobson L.L.P